P.E. 1/31/02

944476

02013886

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Jilin Chemical Industrial Company Limited
(Translation of registrant's name into English)

Jilin City, Jilin Province,
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Jilin Chemical Industrial Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. An announcement by the Company on January 17, 2002.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Resignation of Director

The board of directors of Jilin Chemical Industrial Company Limited (the "Company") would like to inform its shareholders that Mr. Jiao Haikun has resigned as chairman and director of the Company.

The resignation of Mr. Jiao Haikun as chairman of the Company will take effect immediately and his resignation as a director of the Company will be effective at the end of the 2001 annual general meeting of the Company. The board of directors of the Company has appointed Mr. Xu Fengli, the deputy chairman of the Company, to act as chairman of the Company.

The board of directors of the Company would like to express its appreciation to Mr. Jiao Haikun for his dedication, hard work and contribution to the strategic development and production management of the Company over the years.

By order of the Board
Zhang Liyan
Company Secretary

Jilin, China
17th January, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

Dated: February 1, 2002

By: /s/Shi Jianxun
Name: Shi Jianxun
Title: General Manager